Exhibit 99.36

Valour Inc. Files Preliminary Base Shelf Prospectus

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWS WIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

Toronto, Ontario, June 30, 2023 - Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: RMJR) (OTCQB: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, is pleased to announce that it has filed a preliminary short form base shelf prospectus (the “Preliminary Base Shelf Prospectus”) with the securities regulators in each province and territory of Canada. When made final or effective, this filing will allow the Company and/or selling security holders to make offerings of common shares (including by way of an “at-the-market distribution” in accordance with applicable securities laws), debt securities, warrants, subscription receipts, convertible securities, units or any combination thereof for up to a maximum amount of C$20 million during the 25-month period over which the base shelf prospectus is effective.

The Company has filed this Preliminary Base Shelf Prospectus in order to have greater financial flexibility going forward but has no immediate plans to issue any securities under it at this time, and may never proceed with any such issuance. Should the Company and/or selling security holders decide to offer securities during the 25-month effective period, the specific terms, including the use of proceeds, will be set forth in a prospectus supplement to the final base shelf prospectus, which will be filed with the applicable Canadian securities regulatory authorities.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

A copy of the Preliminary Base Shelf Prospectus is available under the Company’s profile on SEDAR at www.sedar.com.

About Valour

Valour Inc. is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to: the filing of the Preliminary Base Shelf Prospectus; receipt of regulatory approval for the final base shelf prospectus; any future financings or filing of prospectus supplements; tokens in its venture portfolio; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralized finance (DeFi) and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S promulgated under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

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For further information, please contact:

Investor Relations
ir@valour.com